Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management's Discussion & Analysis

For the Nine months ended May 31, 2021

1.1.1	Date July 14, 2021

Introduction

The following management's discussion and analysis, prepared as of July 14, 2021, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc., (the "Company" or “Vision”) and should be read in conjunction with the Company's financial statements for the nine months ended May 31, 2021 and audited financial statements for the year ended August 31, 2020 and the notes thereto. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with IAS 34: Interim Financial Reporting.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (MD&A) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

1.1.5        Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine months ended May 31, 2021:

On November 23, 2020, the Company announced the pricing of its initial public offering of 2,400,000 common shares at a price of US$10.00 per share for gross proceeds of US$24,000,000, before deducting underwriting discounts, commissions and offering expenses. Vision has granted the underwriter a 45-day option to purchase up to an additional 360,000 common shares at the initial public offering price, less discounts and commissions, to cover over-allotments. The common shares are listed on the Nasdaq Capital Market under the ticker symbol “VMAR” and began trading on November 24, 2020.  The Offering closed on November 27, 2020, subject to closing conditions. ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book running manager for the offering.

On November 27, 2020, the Company announced the closing of its initial public offering of 2,760,000 common shares at a price of US$10.00 per share, which includes 360,000 shares sold upon full exercise of the underwriter’s option to purchase additional common shares. The gross proceeds from the offering, including the exercise of the over-allotment option, were US$27,600,000, before deducting underwriting discounts, commissions and offering expenses.

On December 2, 2020, the Company announced that the Co-Founder and Chief Executive Officer, Alex Mongeon, rang the virtual Nasdaq Closing Bell to celebrate the Company’s listing to the Nasdaq Capital Markets.

On January 28, 2021, the Company announced that it signed a purchase order with Boat Fix, Inc. (“Boat Fix”), a leading boat maintenance and tracking services provider, to outfit its electric powerboat fleet with Boat Fix’s customized telematics devices as well as a monitoring software application and customer support and services.

On February 23, 2021, the Company announced that it acquired MAC Engineering's intellectual property relating to marine outboard electronic systems. MAC Engineering, the European distributor of the UQM brand, and one of the global leaders in medium and high-power electric motors in the USA, is the highly regarded designer of propulsion and battery management systems and components for electric vehicles. Under the terms of the transaction, Vision Marine has acquired all of MAC’s electric technological components, know-how and software relating to the manufacture, production, use, sale, rental and distribution of marine outboard electronic systems. Vision Marine is also pleased to announce that Xavier Montagne, Chief Executive Officer of MAC Engineering, will be joining Vision Marine as its Chief Technology Officer.

On May 19, 2021, The Limestone® Boat Company ("Limestone"), announced a landmark partnership with Vision Marine Technologies to produce its proprietary E-Motion electric propulsion powertrain option for select Limestone® and Aquasport brand models. The Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of Limestone, a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange (the "Debentures"), for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term (the "Term"). The Debentures are convertible at any time at the option of the Company into common shares of Limestone (“Common Shares”) at a conversion price of $0.36 per Common Share (the “Conversion Price“). If at any time following 120 days from the date of issuance of the Debentures (the “Closing Date“) and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

On May 25, 2021, the Company is pleased to announce that Alan D. Gaines has been appointed to the Board of Directors and will serve as Chairman of the Board, replacing Mr. Robert Ghetti, who has resigned from Vision’s board to devote more time to other business interests.

On June 08, 2021, the Company, announced the acquisition of EB Rental Ltd. (“EBR”) consisting of cash and stock. EBR is an electric boat rental company operating at Lido Marina Village in Newport Beach, California. EBR’s business is a high margin, profitable and rapidly growing electric rental boat operation which will provide Vision Marine the unique opportunity to showcase its disruptive electric technology and grow its brand recognition.

Financings

During the nine months ended May 31, 2021, the Company issued the following shares and debt financing.

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of US$10.00 ($13.22) per share for proceeds of US$25,287,624 ($33,430,239) net of a US$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to US$380,376 ($502,857). Also netted against the proceeds from the Offering are professional fees amounting to $271,726 that were previously recorded in prepaid expenses.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489. On the same day, the Board of Directors authorized the issuance of 3,039 Voting Common Shares for a total consideration of $39,200 which remains receivable on May 31, 2021 and is presented in the advances to related parites.

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of US $15.07 (approximately $19.13) as part of the consideration paid for the for the acquisition of intangible assets.

Incentive Stock Options

During the nine months ended May 31, 2021, the Company granted the following stock options; On October 23, 2020, the Company granted 10,810 options at an exercise price of $3.70 per share; on November 24, 2020, the Company granted 440,000 stock options at an exercise price of $16.53 per share; on February 23, 2021, 190,000 stock options at an exercise price of $15.76 per share to directors, officers, employees and consultants of the Company and on May 14, 2021, the Company granted 500,000 stock options at an exercise price of $8.99 per shares to a director of the Company.  The stock options will expire between 5 and 10 years from the grant date.

1.2	Selected Annual Financial Information

	Year Ended August 31, 2020	Year Ended August 31, 2019
	$	$
Revenue	2,417,173	2,869,377
Gross Profit	604,390	1,285,364
Expenses	(2,858,613)	(987,911)

Earnings/(Loss) before Income Tax	(2,254,223)	297,453
Income Taxes	(21,309)	(64,387)
Net and comprehensive income/(loss)	(2,275,532)	233,066
Basic & Diluted Income/(Loss) per Share	(0.56)	0.06

Balance Sheet
Working Capital	533,760	(92,765)
Total Assets	3,631,625	1,914,562
Total Long Term Liabilities	932,877	587,330

1.3	Results of Operations

Three months ended May 31, 2021

Revenue for the three months ended May 31, 2021 was $770,770 (2020: $853,602), realising a 10% reduction from the three months ended May 31, 2020. The decrease was due to the impact of COVID-19 and challenges in the Company’s supply chain. Gross margin for the three months ended May 31, 2021, was $165,973 (2020: $478,996), realising a 65% decrease from the three months ended May 31, 2020. The decrease in gross margin was caused by an increase in amortisation of right of use assets, increase in labour costs due to the addition of production staff and an increase in labour costs, and increases in raw material and component costs caused by the global shortage and demand of these items.

During the three months ended May 31, 2021, the Company incurred a net comprehensive loss of $4,808,061 compared to $56,909 net comprehensive loss for the corresponding period in 2020. The largest expense items that resulted in an increase in net comprehensive loss for the three months ended May 31, 2021 were;

•	Research and development costs for the three months ended May 31, 2021 increased to $311,626 (2020: $13,314) caused by the Company’s installation and testing of its E-Motion powertrains on its own boats and boats supplied by other manufacturers.

•	Office salaries and benefits for the three months ended May 31, 2021 increased to $544,107 (2020: $74,879), caused by an increase in salaries to senior management, employees and the addition of new employees.

•	Professional fees for the three months ended May 31, 2021 increased to $672,114 (2020: $181,117), caused by an increase in legal and accounting fees related corporate matters and increases in fees paid for consultants involved in investor and public relations

•	Office and general expenses for the three months ended May 31, 2021, increased to $242,468 (2020: $22,812), caused by the cost of directors and officers liability insurance and the fees to the Nasdaq.

•	Foreign exchange losses for the three months ended May 31, 2021, increased to $844,800 (2020: $18,019) as the Canadian dollar strengthened against the US Dollar during the period due to the addition of US dollars from the initial public offering.

•	Share-based payments for the three months ended May 31, 2021 increased to $1,817,414 (2020: $105,142), as the Company granted 500,000 options priced at $8.99 to a director during the three months ended May 31, 2021. In addition, the Company’s previous stock option grants would increase the share-based payment expense. The Company uses the Black-Scholes method of valuing stock options.

•	Advertising and promotion expenses for the three months to May 31, 2021 increased to $414,568 (2020: $42,732), as the Company launched its global marketing campaign for its E-Motion Powertrains.

The operating expenses for the three months ended May 31, 2021 increased to $5,000,409 (2020: $535,905); the increase in operating loss was caused by the aforementioned expenses for the year.

Nine months ended May 31, 2021

Revenue for the nine months ended May 31, 2021 was $1,234,492 (2020: $1,289,795), realising a 4% decrease from the nine months ended May 31, 2020. The decrease was due to a decrease in parts and maintenance revenue. Gross margin for the nine months ended May 31, 2021, was $250,259 (2020: $728,941), realising a 66% decrease from the nine months ended May 31, 2020. The decrease in gross margin was caused by an increase in amortisation of right of use assets, increase in labour costs due to the addition of production staff and increases in labour rates; increases in raw material and component costs caused by the global shortage and demand for these items.

During the nine months ended May 31, 2021, the Company incurred a net comprehensive loss of $11,564,616 compared to $534,706 net comprehensive loss for the corresponding period in 2020. The largest expense items that resulted in an increase in net comprehensive loss for the nine months ended May 31, 2021 were;

•	Research and development costs for the nine months ended May 31, 2021 increased to $378,626 (2020: $29,699), caused by the Company’s installation and testing of its E-Motion powertrains on its own boats and boats supplied by other manufacturers.

•	Office salaries and benefits for the nine months ended May 31, 2021 increased to $928,980 (2020: $242,482), caused by an increase in salaries to senior management, employees and the addition of new employees.

•	Professional fees for the nine months ended May 31, 2021 increased to $1,417,372 (2020: $362,012), caused by an increase in legal and accounting fees related to the completion of the Company’s registration statement with regards to its initial public offering and corporate matters with additional fees paid for consultants involved in investor and public relations.

•	Office and general expenses for the nine months ended May 31, 2021, increased to $770,446 (2020: $82,414), caused by the cost of directors and officers liability insurance and the fees to the Nasdaq.

•	Foreign exchange losses for the nine months ended May 31, 2021, increased to $1,897,435 (2020: $(17,241)) as the Canadian dollar strengthened against the US Dollar during the period due to the addition of US dollars from the initial public offering.

•	Share-based payments for the nine months ended May 31, 2021 increased to $5,218,944 (2020: $105,142), as the Company granted 1,140,810 options priced between $3.70 and $16.53 to directors, officers and consultants. The Company uses the Black-Scholes method of valuing stock options.

•	Advertising and promotion expenses for the nine months to May 31, 2021 increased to $544,481 (2020: $198,331), as the Company launched its global marketing campaign for its E-Motion Powertrains.

The operating expenses for the nine months ended May 31, 2021 increased to $11,437,417 (2020: $1,236,647); the increase in operating loss was caused by the aforementioned expenses for the year.

The Company incurred an increase in income taxes for the nine months ended May 31, 2021, of $377,459 (2019: $nil), caused by an increase in deferred taxes.

1.4 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems and electric boats. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. There is no assurance that equity funding will be possible at the times required by the Company. If no funds are can be raised and sales of its outboard powertrain systems and electric boats do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realise its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net and comprehensive loss of $11,564,616 during the nine months ended May 31, 2021 and has a cash balance and a working capital surplus of $23,886,416 and $26,412,164, respectively, as at May 31, 2021. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of July 14, 2021, the Company had 8,040,338 issued and outstanding shares and on a fully diluted basis.

The Company had $26,412,164, of working capital surplus as at May 31, 2021 compared to $533,760 working capital surplus as at August 31, 2020. The increase in working capital surplus resulted from the cash used in operations of $7,880,817, (2020: $308,692); cash used in investing activities of $4,113,490 (2020: $903) resulting from the additions to property and equipment and an investment in debentures from Limestone; which was offset by financing activities generating cash of $34,733,902, (2020: $567,339), due to a decrease in long term debt of $nil (2019: $280,000), and the issuance of capital stock realising net proceeds of $35,455,239 (2020:$ 674,575).

1.7 Capital Resources

As at May 31, 2021, the Company had cash and cash equivalents of $23,886,416 (August 31, 2020: $1,296,756). The Company successfully listed its common shares on the Nasdaq through an initial public offering.

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments. The Company has not pledged its assets as security for loans, and is not subject to any debt covenants.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Remuneration of directors and key management of the Company

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Wages	357,000	50,000	809,000	159,000
Share-based payments – Stock options	1,404,000	-	4,537,000	-
	1,761,000	50,000	5,346,000	159,000

Related party transactions

Company controlled by the majority shareholder
California Electric Boat Company Inc.

Companies related through common ownership
Electric Boat Rental Ltd.
7858078 Canada Inc
Hurricane Corporate Services Ltd.

Company jointly controlled by the majority shareholder
9335-1427 Quebec Inc.

Ultimate founder shareholders and their individually controlled entities
Alexandre Mongeon
Patrick Bobby
Robert Ghetti
Immobilier R. Ghetti Inc.
Société de Placement Robert Ghetti Inc.

Founder shareholders
Gestion Toyma Inc.
Entreprises Claude Beaulac Inc. (former shareholder)
Gestion Moka Inc. (former shareholder)

The following table summarizes the Company’s related party transactions during the year:

	Three months ended		Nine months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	$	$	$	$
Revenues
Sale of boats
Electric Boat Rental Ltd.	-	19,750	43,000	19,750
Sales of parts and boat maintenance
Electric Boat Rental Ltd.	7,500	6,000	36,500	72,077
Expenses
Cost of sales
Electric Boat Rental Ltd.	-	1,250	17,000	1,250
9335-1427 Quebec Inc.	75,000	-	75,000	-
Travel and entertainment
Electric Boat Rental Ltd.	12,000	-	12,000	-
Advertising and promotion
Electric Boat Rental Ltd.	-	2,500	-	2,500

The Company leases its Boisbriand premises from California Electric Boat Company Inc.

Related party balances

The following amounts are due to/from related parties;

	As at May 31, 2021	As at August 31, 2020
	$	$
Current advances to shareholders or indirect shareholders
9335-1427 Quebec Inc.	25,000	-
Alexandre Mongeon	14,200	-
	39,200	-
Due to shareholders and included in trade and other payables
Alexandre Mongeon	18,060	3,000
Patrick Bobby	18,060	2,400
Robert Ghetti	16,533	-
Hurricane Corporate Services Ltd.	11,485	-
	64,138	-
Current advances from shareholders or indirect shareholders
9335-1427 Quebec Inc.	-	104,931
Alexandre Mongeon	-	141,972
Patrick Bobby	-	139,473
Robert Ghetti	-	64,750
Immobilier R. Ghetti Inc.	-	16,487
Société de Placement Robert Ghetti Inc.	-	279,376
Gestion Toyma Inc.	-	151,500
	-	898,489

Advances to and from related parties are non-interest bearing and have no specified terms of repayment. On December 22, 2020, the holders of the advances from shareholders and indirect shareholders and the Company agreed that the advances shall be converted to Voting Common Shares of the Company at a conversion price equal to the Voting Common Share offering price in the Initial Public Offering (note 15).

1.10 Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed in the period in which they are incurred. Development costs are capitalized when it probable that the project will be a success considering its commercial and technical feasibility; the Company is able to use or sell the asset; the Company has sufficient resources and intent to complete its development; and its costs can be measured reliably. The Company has not capitalized any development costs.

The Company accounts for all share-based payments and awards using the fair value-based method. For grants to employees, the Black Scholes model is used and requires several assumptions, the most significant of which are the volatility of the underlying share and the expected life of the option. Share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time, the company must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 3 of the Company's financial statements for the nine months ending May 31, 2021.

Internal control over financial reporting and disclosure controls and procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management and the Board of Directors continue to work to mitigate the risk of material misstatement.

1.14 Financial Instruments and risk management

See Note 20 to the Company's financial statements for nine months ended May 31, 2021.

1.15 Additional Information

HEAD OFFICE	CAPITALIZATION (as at July 14, 2021) Shares Authorized: Unlimited Shares Issued: 8,040,338
730 Boulevard du Cure-Boivin
Boisbriand, QC
J7G 2A7
Tel: (450) 951 - 7009
Email: info@electricboats.ca
OFFICERS & DIRECTORS
Alex Mongeon, CEO and Director Patrick Bobby COO and Director
Kulwant Sandher, CPA, CA, BSc (Eng.) Chief Financial Officer	AUDITORS BDO Canada LLP 1000 de la Gauchetière West, suite 200, Montreal, QC H3B 4W5 LEGAL COUNSEL Renno & Co LLP 400 - 3 Place Ville-Marie, Montreal, QC H3B 2E3
Alan Gaines Chairman & Director Luisa Ingargiola Director Steven Barrenechea Director Renaud Cloutier Director